NEPTUNE

2740 Pierre-Péladeau Avenue
Suite H200
Laval (Québec)
Canada H7T 3B3

Telephone: 450-687-2262
Toll free: 1-888-664-9166
Fax: 450-687-2272
www.neptunebiotech.com

February 22, 2007

Madam Manon Dubuc
Direction des marchés des capitaux
800, square Victoria, 22e Étage
C.P. 248, Tour de la Bourse
Montréal (Québec)
H4Z 1G3

Madam Dubuc,

Following your request we added the text on the effectiveness of disclosure procedures and controls to the Management Analysis of the financial situation and operating results/Management discussion and analysis to the 2006 Annual Report.

Sincerely,

André Godin
Vice-President, Adminsitration & Finances